UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Panther Biotechnology, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

629073 107
 (CUSIP Number)
James B. Parsons Parsons/Burnett/Bjordahl/Hune, LLP 1850 Skyline Tower 10900 NE 4th Street Bellevue, WA 98004
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2014
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: ROLDIS ESTEVEZ

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

CUBAN
SOLE VOTING POWER:
NUMBER OF	7
0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	NONE

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	0

WITH	10	SHARED DISPOSITIVE POWER:

NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐ (See Item 6)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0% of common stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the Common Stock, par value $0.001 per share, of Panther Biotechnology, Inc. (formerly known as NEF Enterprises, Inc.), a Nevada corporation ("Panther"). The principal executive offices of Panther are located at 1603 Orrington Ave, Suite 600, Evanston, IL 60201.

Item 2. Identity and Background.

(a)  The name of the individual filing this statement is Roldis Estevez.

(b)  The mailing address of Roldis Estevez is 6800 SW 40th St, #213, Miami, FL  33155.

(c)  Mr. Estevez's resigned his positions as President, CFO, Secretary, and Treasurer of NEF Enterprises, Inc. (now Panther) as of May 20, 2014.

(d)  Mr. Estevez has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)  During the last five years Mr. Estevez has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Estevez is a citizen of Cuba.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Estevez was issued 1,000,000 shares of common stock at a price of $0.005 per share as the initial funding of the Company.  Mr. Estevez used his personal funds to make the investment.  Mr. Estevez sold all of his shares on May 20, 2014.

Item 4. Purpose of Transaction.

Shares subject to this Schedule 13D were acquired by Mr. Estevez as an investment into the Company.

There are no plans or proposals which the reporting persons may have which relate to or would result in

(a)   The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization of dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number and percentage of the Registrant's common stock identified pursuant to Item 1 beneficially owned by each person named in Item 2 is 0.

(b) The person identified in Item 2 has power to dispose or to direct the disposition of all shares identified in paragraph (a) herein.

(c) To the knowledge of the reporting persons, no transactions in the class of securities reported on were effected during the past sixty days by the persons identified in paragraph (1) herein.

(d) Other than those individuals identified in Item 2 above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Mr. Estevez ceased to own shares of the Company's stock on May 20, 2014.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.  Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Item 7. Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Roldis Estevez	July 3, 2014
Roldis Estevez	Date